SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd.

NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS
January 17, 2006

        Notice is hereby given that an Annual Meeting (the “Meeting”) of the Shareholders of Nexus Telocation Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv on Tuesday, January 17, 2006, at 11:00 A.M. (Israel time) for the following purposes:

1.     To elect Yossi Ben Shalom, Barak Dotan, Yoel Rosenthal and Ken Lalo as directors of the Company for the coming year.

2.     To re-elect, for a second term, Alicia Rotbard and Gov Ben Ami, as external directors of the Company.

3.     To grant to each of Ken Lalo, Yoel Rosenthal, Alicia Rotbard and Gov Ben Ami, directors of the Company, options to purchase 3,000 Ordinary Shares of the Company, par value NIS 3.00 each, to vest in three equal installments over a period of three years, commencing as of the date of the Meeting, at an exercise price per share equal to the closing price per share on the date of the Meeting.

4.     To appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2005 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

5.     To change the name of the Company to Pointer Telocation Ltd. or any other similar name that shall be approved by the Israeli Registrar of Companies.

6.     To receive Management’s report on the business of the Company for the year ended December 31, 2004 and to review the Company’s Consolidated Balance Sheets at December 31, 2004 and the Consolidated Statements of Income for the year then ended.

        Shareholders of record at the close of business on December 12, 2005, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,
Nexus Telocation Systems Ltd.
Date: December 15, 2005

PROXY STATEMENT

NEXUS TELOCATION SYSTEMS LTD.
1 Korazin Street
Givatayim
Israel

ANNUAL MEETING OF SHAREHOLDERS
January 17, 2005

        The enclosed proxy is being solicited by our board of directors for use at our annual meeting of shareholders to be held on January 17, 2006, at 11:00 A.M. or at any adjournment thereof. The record date for determining which of our shareholders are entitled to notice of, and to vote at, the meeting is established as of the close of business on December 12, 2005.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposals 1, 3, 4 and 5 to be presented at the meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least half of the votes actually cast with respect to such proposal.

        Proposal 2, to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) does not exceed 1% of all the voting power in the Company.

PROPOSAL 1
ELECTION OF DIRECTORS

        The management of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	49	Yossi Ben Shalom was appointed as our new Chairman of the Board of Directors in 2003. He had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Company.

Barak Dotan	37	Barak Dotan was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada [Nasdaq--JCDA], formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Yoel Rosenthal	50	Yoel Rosenthal was appointed a director on our Board in April 2003. He is a veteran accountant with over 20 years of experience. Prior to joining D.B.S.I., Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber, He also held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal received an MBA with honors from the University of California at Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

Ken Lalo	47	Ken Lalo was appointed a director on our Board in April 2003. Mr. Lalo is the Executive Vice Chairman of Nipson SAS and Chairman of its US, UK and German subsidiaries. From 2001, he served as Vice President, Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. and also as a member of the Boards of Directors of various affiliates of Koonras, including publicly traded and private companies. From 1993 until 2001, he served as Vice President and General Counsel, Clal Industries and Investments Ltd. and as a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. Mr. Lalo holds an LL.B. from Tel-Aviv University, an M.C.L (Master of Comparative Law) degree from Georgetown University and an M.B.A from Northwestern University/Tel-Aviv University.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal and Mr. Ken Lalo are hereby elected to serve as directors for the coming year and until their respective successors are duly elected and shall qualify.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the election of Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal, and Mr. Ken Lalo.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 1.

PROPOSAL 2
TO RE-ELECT, FOR A SECOND TERM, MS. ALICIA ROTBARD AND MR. GOV
BEN AMI AS EXTERNAL DIRECTORS TO THE BOARD OF DIRECTORS OF THE
COMPANY FOR A THREE YEAR PERIOD COMMENCING FROM THE DATE OF
APPOINTMENT

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control of the company; and

—	service as an office holder.

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

        The initial term of an external director is three years and may be extended for an additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee.

        Our board of directors reccomends to re-elect Ms. Alicia Rotbard and Mr. Gov Ben Ami as external directors of the Company. Certain information concerning Ms. Alicia Rotbard and Mr. Gov Ben Ami appears below.

Nominee	Age	Principal Occupation

Alicia Rotbard	59	Alicia Rotbard has served as a director on our Board since 2002. In 1989 she founded DOORS Informations Systems, Inc. and served as its CEO until 2002. From 1989 she served as President and CEO of Quality Computers Ltd. From 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem.

Gov Ben Ami	78	Gov Ben Ami was appointed as a director on the Board of Nexus in 2002. He also serves on the Board of the "Kanfei Zahav" Fund, the National Kibbutz Fund and the Technion's Research and Development Organization. From 1990 to 1993 he served in the Presidency of the Industrial Union. From 1990 to 1992 he served as a special consultant to the Minister of Industry and Trade on the subject of the European Common Market. From 1987 to 1988 he served as General Manager of the Ministry of Communication and he also served on the Board of Directors of Bezeq at this time. Mr. Gov. has served on various boards of directors of publicly traded companies as well as industrial companies. Mr Gov holds a B.Sc in Mechanical and Industrial Engineering from the Technion in Haifa as well as an MBA degree.

        Approval of this proposal by the shareholders requires approval by: (i) the majority of votes cast at the meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of votes cast on the proposal at the meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in our company.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Ms. Alicia Rotbard and Mr. Gov Ben Ami are hereby re-elected to serve as our outside directors for a three year term and until their respective successors are duly elected and shall qualify.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the election of Ms. Alicia Rotbard and Mr. Gov Ben Ami.

        Our board of directors recommends a vote FOR approval of the appointment of Ms. Alicia Rotbard and Mr. Gov Ben Ami as external directors.

        The affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) does not exceed 1% of all the voting power in the Company, is necessary for approval of Propsoal 2.

PROPOSAL 3
PROPOSAL TO GRANT TO EACH OF KEN LALO, YOEL ROSENTHAL, ALICIA
ROTBARD AND GOV BEN AMI OPTIONS TO PURHCASE 3,000 ORDINARY
SHARES OF THE COMPANY

        Pursuant to the Israeli Companies Law the terms of compensation of members of a Board of Directors requires approval of the Audit Committee, the Board of Directors and the shareholders of a company. Our audit committee and our board of directors recommends to grant to each of Ken Lalo, Yoel Rosenthal, Alicia Rotbard and Gov Ben Ami options to purchase 3,000 Ordinary Shares of the Company, par value NIS 3.00 each, to vest in three equal installments over a period of three years, on the first, second and third anniversary of the Meeting, at an exercise price per share equal to the closing price per share on the date of the Meeting. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date and the options shall be exercisable for a period of five years of the date of the Meeting.

        In compliance with the Law, our board of directors will present the following resolution at the meeting:

“RESOLVED, to approve the grant to each of Ken Lalo, Yoel Rosenthal, Alicia Rotbard and Gov Ben Ami options to purchase 3,000 Ordinary Shares of the Company, par value NIS 3.00 each, to vest in three equal installments over a period of three years, on the first, second and third anniversary of the Meeting, at an exercise price per share equal to the closing price per share on the date of the Meeting. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date and the options shall be exercisable for a period of five years of the date of the Meeting.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the grant to each of Ken Lalo, Yoel Rosenthal, Alicia Rotbard and Gov Ben Ami options to purchase 3,000 Ordinary Shares of the Company, par value NIS 3.00 each, to vest in three equal installments over a period of three years, on the first, second and third anniversary of the Meeting, at an exercise price per share equal to the closing price per share on the date of the Meeting. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date and the options shall be exercisable for a period of five years of the date of the Meeting.

        Our board of directors recommends a vote FOR the grant of the options.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 3.

PROPOSAL 4
TO APPOINT KOST FORER GABBAY & KASIERER AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING
DECEMBER 31, 2005 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX
THEIR REMUNERATION

        The Israeli Companies Law requires the shareholders meeting of a company to appoint its independent public accountants.

        In compliance with the law, our board of directors will present the following resolution at the meeting:

“RESOLVED to appoint Kost Forer Gabbay & Kasiereras the independent public accountants of the Company for the year ending December 31, 2005 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the appointment of Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2005 and authorizing the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 4.

PROPOSAL 5
TO CHANGE THE NAME OF THE COMPANY TO POINTER TELOCATION LTD.
OR ANY OTHER SIMILAR NAME THAT SHALL BE APPROVED BY THE
ISRAELI REGISTRAR OF COMPANIES.

        The Israeli Companies Law requires the shareholders meeting of a company to approve the change of name of a company.

        In compliance with the law, our board of directors will present the following resolution at the meeting:

“RESOLVED To change the name of the Company to Pointer Telocation Ltd. or any other similar name that shall be approved by the Israeli Registrar of Companies”

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the change the name of the Company to Pointer Telocation Ltd. or any other similar name that shall be approved by the Israeli Registrar of Companies.

The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 5.

PRESENTATION OF FINANCIAL STATEMENTS

        To receive Management’s report on the business of the Company for the year ended December 31, 2004 and to receive the Company’s Consolidated Balance Sheets at December 31, 2004 and the Consolidated Statements of Income for the year then ended.

        The Israeli Companies Law requires the presentation of the Consolidated Balance Sheets of the Company to the Shareholders of the Company.

        The Management’s report on the business of the Company for the year ended December 31, 2004 and the Company’s Consolidated Balance Sheets at December 31, 2004 and the Consolidated Statements of Income for the year then ended will be presented to the Shareholders of the Company.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors

Date December 15, 2005

About Nexus:

Nexus Telocation Systems Ltd provides range of services to automobile owners and insurance companies, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Nexus provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Nexus’ technology and operational know-how.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: December 21, 2005